**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69418 |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NextGen Capital Markets

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3715 Northside Pkwy NW Bldg 100 Suite 250
(No. and Street)

| Atlanta | GA | 30327 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Brown | 678-894-1959 | mobrown@bdsolutions.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

APRIO
(Name – if individual, state last, first, and middle name)

| 350 Fifth Avenue, Suite 3920 | New York | NY | 10118 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11/25/2003 | 926 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Michael Brown swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **NextGen Capital Markets, LLC**, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BENGIE MAR SOLON DIAMOS
Notary Public - State of Georgia
Forsyth County
My Commission Expires Feb 18, 2026

Signature: [signature]

Title: CFO & Financial Principal

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240 17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# NEXTGEN CAPITAL MARKETS, LLC

Statement of Financial Condition for the year ended December 31, 2023

With Report of Independent Registered Public Accounting Firm

The report is deemed a **PUBLIC** document in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

# NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

Pursuant to SEC Rule 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

Aprio
Passionate for what's next

Advisory Assurance Tax Private Client

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NextGen Capital Markets, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NextGen Capital Markets, LLC, the "Company", as of December 31, 2023, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of NextGen Capital Markets, LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Aprio, LLP

We have served as NextGen Capital Markets, LLC’s auditor since 2014.

New York, New York

April 5, 2024

# NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

| | |
|---|---|
| ASSETS | |
| Cash | $ 343,799 |
| Accounts receivable | 17,576 |
| Deposits | 344 |
| Total assets | 361,719 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable | 7,830 |
| Total liabilities | 7,830 |
| MEMBER'S EQUITY | 353,889 |
| Total liabilities and member's equity | $ 361,719 |

The accompanying notes are an integral part of these financial statements

**Note A**
**Summary of Significant Accounting Policies**

Nature of Operations:
NextGen Capital Markets, LLC (the "Company"), was formed as a limited liability company in Georgia in January 2014. The Company is a wholly-owned subsidiary of NextGen Capital, LLC (the "Member"), and is a registered broker-dealer under the Securities Exchange Act of 1934 and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in August 2014. The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities. The Company does not carry customer funds or securities.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Current Expected Credit Losses (CECL):
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 required the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses.

Concentration of Credit Risk Arising from Cash Deposits in Excess of Insured Limits:
The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Revenue Recognition:
Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

Revenue Recognition (continued):

The Company provides financial advisory and transaction related services to its customers. The Company evaluated if the service offerings represent separate performance obligations and determined that the Company only has one performance obligation. The benefits of the Company's services are generally transferred to the Company's customers over time, since the customers simultaneously receive and consume the benefits as the Company performs the service.

The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and either charged on a month-to-month basis or at the start of an engagement. Retainer fees fixed month-to-month are recognized over the month in which the advisory services are performed, and retainer fees charged only at the start of an engagement are recognized based on an input method to measure the Company's effort in delivering the service. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

The Company may receive payment from customers in advance of providing services for which it has been contracted. These payments are recorded as deferred revenue liabilities and are recognized as revenue as services are provided. As of December 31, 2023, the Company had no deferred revenue liabilities.

Accounts Receivable

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable net of the allowance for credit losses. Accounts receivable as of the beginning of the year totalled $ $38,857.

Income Taxes:

The Company is a single member limited liability company and as such, is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Member to be included on the Member's tax return. The Company is not subject to income tax return examinations by major taxing authorities for years before 2020.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no liability for income taxes is necessary.

Fair Value of Financial Instruments:
The Company's financial instruments, including cash, accounts receivable, deposits, due to member and accounts payable are carried at cost, which approximates their fair value because of the short- term nature of these assets and liabilities.

**Note B**
**Related Party Transactions**

The Company entered into an Expense Sharing Agreement in March 2014 with the Member. Pursuant to the agreement the Company reimburses the Member for certain expenses incurred by the Member but for which the Company receives benefit. Expenses such as rent, general office expenses, and marketing costs are allocated to the Company. The Member also incurs direct costs on behalf of the Company's customers of which the Company expenses, collects from customers, and reimburses the Member. The parent assumes the costs of salaries and benefits for employees that perform services for the broker-dealer. At December 31, 2023 the Company had no outstanding net balance due from or to the Member relating to these expenses.

**Note C**
**Indemnifications**

In the normal course of its business, the Company indemnifies certain service providers against specified losses in connection with services provided to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company does not believe it will ever have to make a material payment under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

**Note D**
**Net Capital**

The Company, as a registered broker-dealer, is subject to the Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission and is required to maintain a minimum net capital of not less than the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined by the Rule. At December 31, 2023 the Company had net capital of $335,969 which was $330,969 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and at December 31, 2023 the ratio of aggregate indebtedness to net capital was .02 to 1.

**Note E**

**Subsequent Events**

The Company evaluated subsequent events through April 5, 2024, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing date of this report that would have a material impact on the financial statements.